Nelson

Mullins

Nelson Mullins Riley & Scarborough LLP Attorneys and Counselors at Law 104 South Main Street / Ninth Floor / Greenville, SC 29601 Tel: 864.250.2300 Fax: 864.232.2925 www.nelsonmullins.com	John M. Jennings (Admitted in IL NC & SC) Tel: 864.250.2207 Fax: 864.232.2925 john.jennings@nelsonmullins.com

November 15, 2013

Via Electronic Mail

Ms. Kathryn McHale

Senior Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Re:                        First Community Corporation

Registration Statement on Form S-4

Filed October 10, 2013

File No. 333-191652

Dear Ms. McHale:

This letter is provided on behalf of First Community Corporation (the “Company,” “First Community,” “we,” or “our”) in response to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) dated November 6, 2013 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-4 (the “Form S-4”) filed October 10, 2013; File No. 333-191652.  This letter is being filed with the Commission electronically via EDGAR.

For ease of reference, we have repeated each of the Commission’s comments below, followed by the corresponding responses of First Community.

Comment Letter dated November 6, 2013

Form S-4

General

1.                                Please revise to include updated financial statements noting the updating requirements of Rule 8-08 of Regulation S-X.  Please also provide an updated consent from your independent accountant in your next pre-effective amendment.

Response to Comment 1:

The Company has updated the financial statements and related disclosures in the Amendment No.1 to the Registration Statement on Form S-4 filed October 10, 2013 (“Amendment No.1”) as of and for the nine and three month periods ended September 30, 2013, in accordance with the updating requirements of Rule 8-08 of Regulation S-X.  The Company has also provided updated consents from its and Savannah River Financial Corporation’s independent accountants as Exhibits 23.1 and 23.2 to Amendment No.1.

With offices in the District of Columbia, Florida, Georgia, Massachusetts, North Carolina, South Carolina, Tennessee and West Virginia

2.                                Please provide us with copies of the board books that were provided to the respective boards of directors and any additional financial projections, reports, or presentations that may have been exchanged.

Response to Comment 2:

The Company is providing supplementally to the Staff under separate cover copies of the board books and any additional financial projections, reports, or presentations provided by FIG Partners, LLC to the Company’s board of directors.  The Company understands that Savannah River Financial Corporation (“Savannah River”) will also be providing supplementally to the Staff under separate cover copies of the board books and any additional financial projections, reports, or presentations provided by Allen C. Ewing & Co. to Savannah River’s board of directors.

Front Cover Page of Prospectus/Proxy Statement

3.                                Please indicate the number of securities offered.  See Item 501(b)(2) of Regulation S-K.

Response to Comment 3:

The Company has revised the front cover page of Amendment No.1 to include the requested disclosure.

Summary, Page 6

Interests of Directors and Officers of Savannah River that Differ from Your Interests, page 10.

4.                                Please revise to quantify the aggregate interest in the transaction of each Director and Officer.

Response to Comment 4:

In response to the Staff’s comment, the disclosure under this heading has been revised to quantify the aggregate interest in the transaction of each director and officer other than, in accordance with the Instruction to Paragraph (a) of Item 5 of Schedule 14, any interest arising from the ownership of securities of the registrant where the security holder receives no extra or special benefit no shared on a pro rata basis by all other holders of the same class.

5.                                Please revise your disclosure to identify the three Directors who have been identified to serve on the Board (Messrs. Potter, Reynolds, and Simon).  In addition, with regard to these Directors and any executive officer who will serve after the merger, please provide the information required by Item 18(a)(7) of Form S-4.

Response to Comment 5:

In response to the Staff’s comment, the disclosure has been revised to specifically identify Messrs. Potter, Reynolds and Simon as the Savannah River directors who will be appointed to the board of First Community following the merger.  The information required by Item 18(a)(7) with respect to these appointees appears under the heading “Management of First Community—Directors and Executive Officers—Directors” and “—Information Regarding Director Nominees.”  In addition, information regarding their beneficial ownership of First Community common stock after the effective time of the merger appears under the heading “Security Ownership of Certain Beneficial Owners and Management of First Community.”  None of Messrs. Spears, Lewis and Wahl will be executive officers of First Community after the effective time of the merger.

Federal Income Tax Consequences, page 10

6.                                Please summarize the reasons why your counsel cannot opine on whether or not the merger qualifies as reorganization.

Response to Comment 6:

We have revised the Federal Income Tax Consequences section on page 11 of Amendment No.1 to summarize the reason (the facts are currently unknown) that counsel cannot opine on whether or not the merger qualifies as a reorganization.

Comparative Rights of Shareholders, page 11

7.                                As required by Item 4(a)(4) of Form S-4, provide an explanation of any material differences between the rights of security holders of the company being acquired and the rights of holders of the securities being offered.  In addition, provide a cross-reference to the more detailed section discussing comparative rights.

Response to Comment 7:

The Company has revised the disclosure on pages 11-12 of Amendment No.1 to provide a more detailed explanation of the material differences between the rights of shareholders of Savannah River and the rights of shareholders of First Community.  In addition, a cross-reference to the more detailed section discussing comparative rights has been added at the end of this section.

Dissenters’ Rights, page 14

8.                                Please remove the qualification in the last sentence of the first paragraph of this section and the same qualification on page 82.

Response to Comment 8:

The Company has revised the disclosure regarding dissenters’ rights on pages 15 and 85-86 of Amendment No.1 to remove the qualification noted by the Commission.

9.                                Please revise the second paragraph in this section and the last paragraph on page 82 to state, consistent with Instruction to Item 3 of Schedule 14A, whether a security holder’s failure to vote against the merger will constitute a waiver of his dissenters’’ rights and if the Sate law is unclear, state what position will be taken in regard to these matters.

Response to Comment 9:

The Company has also revised the disclosure regarding dissenters’ rights on pages 15 and 85-86 of Amendment No.1 to state that a Savannah River shareholder’s failure to vote against the merger will not constitute a waiver of his or her dissenters’ rights but to clarify that a vote against the merger alone is not sufficient to perfect such shareholder’s dissenters’ rights under the Georgia Business Corporation Code.

Unaudited Pro Forma Condensed Combined Financial Information, page 20

10.                         Please revise to present the unaudited pro forma consolidated statements of income dated June 30, 2013 as if the merger had been consummated on January 1, 2012 as opposed to January 1, 2013 as described on page 20.  Refer to Rule 11-02(b)(6) of Regulation S-X for guidance.

Response to Comment 10:

The Company has revised the unaudited pro forma condensed combined financial information included in Amendment No.1 to be as of and for the nine month period ended September 30, 2013 and for the year ended December 31, 2012.  In addition, the unaudited pro forma consolidated statements of income dated September 30, 2013, have been revised to present such information as if the merger had been consummated on January 1, 2012, as opposed to January 1, 2013, as previously described.

11.                         Please revise Note 5 to present the calculation of the purchase price in a tabular format that clearly shows how each component is calculated.

Response to Comment 11:

The Company has revised Note 5 to the unaudited pro forma condensed combined financial information included in Amendment No.1 to present the calculation of the purchase price in a tabular format that more clearly shows how each component has been calculated.

Risk Factors, page 32

Risks Related to the Merger, page 32

12.                        Please add a new first risk factor addressing the tax consequences.

Response to Comment 12:

The Company has added a new first risk factor addressing the tax consequences of the merger on page 33 of Amendment No.1.

13.                         Please add a risk factor relating to the fairness opinion of Ewing to address risks that Ewing may have been influenced by the benefits it will receive from the merger since it has a conflict of interest since a fund it operates has held 50,000 shares of Savannah stock since 2005, a public market for the stock has not developed and the merger will allow its investors to cash out of the investment.

Response to Comment 13:

The Company has added a risk factor on page 37 of Amendment No.1 to address the risk that Ewing may have been influenced by the benefits one of its affiliates would have received upon consummation of the merger prior to an in-kind distribution of the shares to the limited partners of the affiliate.

Risks Related to First Community — the Combined Company, page 35

14.                         Please revise the two risk factors on page 37 (relating to construction, commercial mortgage and commercial loans and loans secured by real estate) and the two risk factors on page 38 (relating to commercial real estate loans and commercial business loans) to address how each of these four risks will be increased or decreased by the merger including the extent to which the amount and percentage of the respective types of loans would be increased by the merger.

Response to Comment 14:

The Company has revised the two risk factors previously on page 37 of the Form S-4 (relating to construction, commercial mortgage and commercial loans and loans secured by real estate), which are now on page 39 of Amendment No.1, and the two risk factors on page 38 of the Form S-4 (relating to commercial real estate loans and commercial business loans), which are now on pages 40-41 of Amendment No.1, to address how each of these risks will be increased or decreased by the merger, including to the extent to which the amount and percentage of the respective types of loans will be increased by the merger.

15.                         Please revise the first risk factors on page 41 (relating to changes in prevailing interest rates) to include risks relating to the amount and percentage of your loan portfolio that is adjustable and that may result in higher rates of delinquency and default if interest rates rise.  Address how this risk will be increased or decreased by the merger including the extent to which the amount and percentage of adjustable loans would be increased by the merger.

Response to Comment 15:

The Company has revised the first risk factor on page 41 of the Form S-4 (relating to changes in prevailing interest rates), which is now on page 43 of Amendment No.1, to include risks relating to the amount and percentage of your loan portfolio that is adjustable and that may result in higher rates of delinquency and default if interest rates rise.  In addition, the Company has addressed how this risk will be increased or decreased by the merger, including the extent to which the amount and percentage of adjustable loans would be increased by the merger.

Background of the merger, page 55

16.                         Please revise this section as follows:

•                  revise the fifth paragraph on page 56 to identify the “selected comparable company transactions” that your CEO and the CEO of Savannah reviewed and on which you proposed the initial terms of the merger.

•                  revise the fourth paragraph on page 57, the eight paragraph in page 58 and the first paragraph on page 59 to disclose more detail regarding the proposals and counterproposals for employment and compensation of directors and officers of Savannah; and

•                  revise the fourth paragraph on page 59 to disclose more detail regarding the term of the various drafts and the “various areas of disagreement” and “compromises on both sides” to which you refer and to explain the basis on which counsel advised Messrs Potter and Spears to abstain but did not advise Chairman of the Board Mr. Simon to abstain.

Response to Comment 16:

Response to First Bullet Comment

The disclosure on page 58 of Amendment No.1 has been revised to state (new language underlined, deleted language in <~~strikethrough~~>):  “Mr. Crapps and Mr. Potter met on May 13, 2013.  They discussed <~~reviewed information regarding selected comparable company transactions~~> the market with respect to community bank mergers and First Community’s proposal that the companies consider a strategic combination in which Savannah River’s shareholders would receive merger consideration with a value of $10.00 per share of Savannah River stock, consisting of 50% cash and 50% First Community common stock.”

In the May 13, 2013 meeting, Mr. Crapps and Mr. Potter discussed many aspects of the proposed business combination and the potential merger consideration.  Mr. Crapps provided to Mr. Potter a list of 51 community bank transactions, and they discussed, among many other matters discussed during this meeting, these transactions generally. Mr. Crapps and Mr. Potter did not focus on individual community bank transactions on the list.

The transactions in the list provided by First Community on May 13, 2013 were provided with a view toward negotiations.  Savannah River did not rely on the transactions provided by First Community.  After this meeting, Savannah River held discussions with Allen C. Ewing & Co., its financial advisor, and Savannah River subsequently negotiated proposed merger consideration of $11.00 per share, compared to the $10.00 per share that was proposed by First Community at the May 13 meeting. Savannah River relied on the analysis, advice and fairness opinion of Allen C. Ewing & Co., which is summarized in the Form S-4.  First Community relied on the analysis, advice and fairness opinion of FIG, which is summarized in the Form S-4.

As a result, First Community believes that it would be unusual, confusing and potentially misleading to identify in the Background of the Merger section 51 transactions that were provided by First Community to Savannah River. Accordingly, First Community has revised the disclosure as set forth on page 58 of Amendment No.1.

The list of transactions provided on May 13, 2013 is being provided by First Community to the Staff supplementally under separate cover.

Response to Second Bullet Comment

The Company has revised pages 59-62 of Amendment No.1 to include the requested disclosure.

Response to Third Bullet Comment

The analysis of counsel to Savannah River is as follows.

In the Savannah River Board’s consideration of the merger transaction, Messrs. Potter and Spears, the only directors who were also executive officers, recused themselves from the vote on the proposed transaction.  The non-executive chairman of the board, Mr. Simon, voted in support of the proposed merger.

Under applicable Georgia law, a “conflicting interest” with respect to a corporation means:

“the interest a director of the corporation has respecting a transaction effected or proposed to be effected by the corporation if . . . [w]hether or not the transaction is brought before the board of directors of the corporation for action, to the knowledge of the director at the time of commitment he or a related person is a party to the transaction or has a beneficial financial interest in or so closely linked to the transaction and of such financial significance to the director or a related person that it would reasonably be expected to exert an influence on the director’s judgment if he were called upon to vote on the transaction.”

See O.C.G.A. 14-2-860(1).  Thus, Georgia law defines a “conflicting interest” as a beneficial financial interest accruing to a director of the company that would materially affect the judgment of a director if he were called upon to vote on the transaction.  The comment to O.C.G.A. 14-2-860 indicates that “[t]he definition of ‘conflicting interest’ is exclusive,” and that “[a]n interest of a director is a conflicting interest if and only if it meets the requirements of 14-2-860(1).”  Under Georgia law, a conflicted director must (i) disclose the conflict of interest, and (ii) play no part, directly or indirectly, in the board’s deliberations or vote.”  Id.

As disclosed in Amendment No.1 to the Registration Statement, under the merger agreement, Mr. Potter entered into a retention agreement providing for a lump sum payment in the amount of $160,000 to continue his employment with Savannah River through the closing of the transaction.  The merger agreement also required Mr. Potter to enter into a consulting agreement with First Community that will become effective immediately following the consummation of the merger providing for monthly compensation of $13,333 and up to $750 per month for health insurance costs during the term.  As a result of the substantial payments provided under the retention agreement and the consulting agreement, Mr. Potter clearly had a financial interest in the transactions contemplated by the merger agreement sufficient to constitute a “conflicting interest” under Georgia law.  Upon advice of counsel, Mr. Potter disclosed the conflicting interest to the Board and recused himself from the Board’s deliberations and vote in accordance with Georgia law.

Similarly, Mr. Spears also had a “conflicting interest” under the terms of the merger agreement and the transactions contemplated thereby.  Mr. Spears entered into an employment agreement with First

Community that becomes effective upon consummation of the proposed merger.  Under the agreement, among other benefits, Mr. Spears will receive the title of regional president and an annual salary of $201,700  Further, he will also receive a grant of restricted stock, and carry-over certain death benefits now provided by Savannah River’s bank-owned life insurance.  As a result of the substantial payments provided under his employment agreement, Mr. Spears clearly had a financial interest in the transactions contemplated by the merger agreement sufficient to constitute a “conflicting interest” under Georgia law.  Upon advice of counsel, Mr. Spears disclosed the conflicting interest to the Board and recused himself from the Board’s deliberations and vote in accordance with Georgia law.

Unlike Messrs. Potter and Spears, Mr. Simon, the non-executive chairman of the board of directors of Savannah River, will receive consideration from the proposed Merger that is materially identical to all other shareholders of Savannah River with respect to his shares of common stock.  Although the Agreement provides that he will be named to the board of First Community upon the consummation of the proposed Merger and receive $1.00 for each of the 15,000 shares underlying his warrant, he was also required to enter into a noncompetiton agreement along with each other director of Savannah River.  Mr. Simon’s interest under these agreements was not deemed to comprise a conflicting interest that would have been required to be disclosed under Georgia law or have required Mr. Simon to have recuse himself from the Board’s consideration of the Agreement and the transactions contemplated thereby.

Opinion of Savannah River’s Financial Advisor, page 62

17.                         Please revise this section as follows:

•                  revise the last paragraph on page 68 to quantify the total amount of fees to be paid;

•                  disclose detail regarding the indemnification including whether it would cover issues relating to conflict of interest;

•                  revise the first paragraph on page 69 to disclose all economic interests of Ewing in the Fund and the percent of Funds assets represented by the 50,000 shares of Savannah River stock.

Response to Comment 17:

The Company has revised pages 71-72 of Amendment No.1 to include the requested disclosure.

Opinion of First Community’s Financial Advisor, page 71

18.                         Please disclose the fees paid and to be paid to FIG by First Community.

Response to Comment 18:

The Company has revised page 74 of Amendment No.1 to include the requested disclosure.

Interests of Directors and Officers of Savannah River that Differ from Your Interests, page 83

19.                         As required by Item 5 of Schedule 14A, please revise this section to identify and quantify any substantial interest, direct or indirect, by each person who has been a director or executive officer of Savannah River.

Response to Comment 19:

The Company has revised pages 95-96 of Amendment No.1 to include the requested disclosure.

Important Federal Income Tax Consequences, page 83

20.                         Please revise the first sentence of this section to clearly state that counsel is unable to opine as to the tax consequences of the merger rather than stating the summary of anticipated considerations is the opinion of counsel.  Se Staff Legal Bulletin 19 (Oct 14, 2011).

Response to Comment 20:

We have revised the Important Federal Income Tax Consequences section on page 86 of Amendment No.1 to state and explain why counsel is currently unable to opine as to whether the transaction will qualify as a reorganization and, therefore, the U.S. federal income tax treatment of the transactions contemplated by the merger agreement.

Exhibits

21.                         In accordance with Item 601(b)(10) of Regulation S-K, please file all material agreements, including the employment, consulting and retention agreements referenced on pages 89-90.

Response to Comment 21:

The Company has filed as Exhibits 10.13 through 10.20 to Amendment No.1 the employment, consulting, and retention agreements referenced on pages 89-90 of the Form S-4 (pages 92-94 of Amendment No.1).  Each of these agreements was previously included as Exhibits B-1 through B-8 to the merger agreement, which was filed with the Form S-4 as Exhibit 2.1.

Exhibits 5.1 Opinion

22.                         Please revise the last paragraph.  You may limit your opinion as to subject but not as to who may rely upon it.

Response to Comment 22:

Nelson Mullins has revised its opinion regarding the legality of securities being registered as requested by the Staff. The revised opinion is filed as Exhibit 5.1 to Amendment No.1.

Fairness Opinions, Appendix C

23.                         We note the opinion of Allen S. Ewing requires their consent to be included in a proxy statement.  Please revise your disclosure to confirm that they have prepared or approved the inclusion and summary of their opinion.

Response to Comment 23:

The Company has revised page 65 of Amendment No.1 to include the requested disclosure.

Exhibit 8.1 Tax Opinion

24.                         Please revise your opinion to clearly state that the discussion in the registration statement constitutes your opinion (not just that it is accurate) and revise the last paragraph so that it does not limit reliance except as permitted by Staff Legal Bulletin 19 (October 14, 2011).

Response to Comment 24:

Nelson Mullins has revised its tax opinion as requested by the Staff.  The revised tax opinion is filed as Exhibit 8.1 to Amendment No.1.

Exhibit 8.2 Tax Opinion

25.                         Please revise your opinion to clearly state that the discussion in the registration statement constitutes the opinion of counsel and revise the last paragraph so that it does not limit reliance except as permitted by Staff Legal Bulletin 19 (October 14, 2011).

Response to Comment 25:

Bryan Cave has revised its tax opinion as requested by the Staff.  The revised tax opinion is filed as Exhibit 8.2 to Amendment No.1.

If you have any questions or comments related to these responses, please contact me at (864) 250-2207.

Sincerely,

/s/ John M. Jennings

John M. Jennings

cc:	Michael C. Crapps, President and Chief Executive Officer